March 6, 2020

Deric D. Bryant
Chief Executive Officer
ChampionX Holding Inc.
c/o Ecolab Inc.
1 Ecolab Place
St. Paul, MN 55102

       Re: ChampionX Holding Inc.
           Registration Statement on Form S-4
           Filed February 12, 2020
           File No. 333-236380

Dear Mr. Bryant:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Risks Related to the Combined Company's Business Following the Transactions The loss of one or more significant customers could have an adverse impact on the combined company's financial results, page 58

1. We note that Apergy's and ChampionX's top ten customers represented approximately
       38% and 41% of sales for 2018, respectively. If any customer accounts for sales equal to
       10 percent or more of the consolidated revenue, please provide the disclosure that Item
       101(c)(vii) of Regulation S-K requires or tell us how you determined that such disclosure is not required.
 Deric D. Bryant
FirstName LastNameDeric D. Bryant
ChampionX Holding Inc.
Comapany NameChampionX Holding Inc.
March 6, 2020
Page 2
March 6, 2020 Page 2
FirstName LastName
Information About the ChampionX Business, page 85

2. We note several references here and throughout the prospectus to ChampionX being a
         "leading" provider, having "leading" worldwide capabilities, maintaining a "leadership position" and other similar claims. We also note references to Apergy being a "leading"
         provider and one of its products being a leader in the market. Please substantiate your claims or revise them to state that these are your beliefs. Historical and Pro Forma Per Share Information, page 101

3.       Please include pro forma comparative per share data consistent with
Item 3(f) of the Form
         Instructions. Given that the final exchange ratio is currently unknown, please provide this data under varying exchange rate assumptions in a manner similar to what you have provided on page 68.
Selected Financial Information of Ecolab, page 105

4. Since this prospectus relates to an Exchange Offer whereby Ecolab stockholders can exchange their Ecolab shares and ultimately receive Apergy shares, it is not clear why an
         Ecolab pro forma financial statement giving effect to its disposal of the ChampionX business has not been provided. In deciding whether to exchange their shares, stockholders would then be able to better understand the impact of the transaction on
         Ecolab's financial condition and operating results. It appears that ChampionX exceeds
         10% of Ecolab's total assets. See the guidance in Article 11-01(a)(4) of Regulation S-X.
         Corresponding Ecolab pro forma data should also be presented in the Ecolab Summary and Selected Financial Data sections of the filing.
Preliminary Purchase Accounting Adjustments, page 120

5. Please expand Note (5G) to explain why pro forma amortization expense is decreasing even though your intangible asset amount is substantially increasing. Background of the Transactions, page 154

6. We note your disclosure that Ecolab and its financial advisors continued to investigate options that might provide better shareholder value than a standalone spin-off of
         ChampionX and the Reverse Morris Trust transaction with Apergy was identified. Please disclose how Ecolab investigated its options, how a Reverse Morris Trust transaction was selected as the proper vehicle and how Apergy was identified as the most suitable party.
7. We note your disclosure that the Ecolab Board approved the proposed transactions on
         December 13, 2019 yet negotiations continued on certain terms of the agreements through
         December 18, 2019. Please disclose if there were any changes to the terms of the key issues discussed in the second paragraph on page 160 from the date that the Ecolab Board approved the proposed transactions to the date that the transaction documents were executed and whether final approval of those terms was delegated from the Ecolab Board
 Deric D. Bryant
FirstName LastNameDeric D. Bryant
ChampionX Holding Inc.
Comapany NameChampionX Holding Inc.
March 6, 2020
March 6, 2020 Page 3
Page 3
FirstName LastName
         to Ecolab management.
8. Please file the financing commitment letters for ChampionX and Apergy as exhibits or tell us why you do not believe it is necessary.
Opinion of Apergy's Financial Advisors, page 165

9. Please supplementally provide us with copies of all materials prepared by Centerview and
         Lazard and shared with the Apergy board of directors and its representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the Reverse Morris Trust transaction. Summary of the Financial Analyses of Apergy's Financial Advisors, page 170

10. With respect to the analyses where Centerview and Lazard selected certain companies for purposes of comparison, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.
Foreign Regulatory Approvals, page 190

11. Please disclose the foreign jurisdictions where Apergy and Ecolab will seek regulatory approvals which are a condition to closing the merger.
Exclusive Forum, page 229

12. We note that Apergy's forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, another court sitting in the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Apergy, page 250

13. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Boston Partners. Deric D. Bryant
ChampionX Holding Inc.
March 6, 2020
Page 4
13. Operating Segments and Geographic Information , page F-58

14. As previously requested, please clarify for us why you are not able to disclose the amount of depreciation expense that you have included in each segment's reported operating income. In this regard, we note that the $66 million depreciation expense in 2019 is material to your $307 million reported segment operating income and it remains unclear how you cannot reasonably estimate the corresponding amounts that you have allocated to your segments. It is also not clear whether a material amount of depreciation expense has been allocated to Corporate and other. Further it remains unclear how these amounts can be unknown given that you internally use performance measures that both include and exclude depreciation and amortization to evaluate your operating performance according to the disclosures on pages 148 and F-57. In addition, it is not clear how the allocated depreciation expense amounts are unknown in light of your disclosures on page 147 about the cash flow data you use in your discounted cash flow analyses applied to each segment.
      Please help us to understand your compliance with ASC 280-10-50-22.e.
Item 21. Exhibits and Financial Statement Schedules, page II-1

15. We note that you have omitted the schedules to Exhibit 2.2. Please file a list briefly identifying the contents of all omitted schedules as required by Item 601(a)(5) of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameDeric D. Bryant
                                                            Division of
Corporation Finance
Comapany NameChampionX Holding Inc.
                                                            Office of Life
Sciences
March 6, 2020 Page 4
cc:       Charles W. Mulaney, Jr., Esq.
FirstName LastName